SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHROMADEX CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

171077100
(CUSIP Number)

May 28, 2010
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077100	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,178,570(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 5,178,570(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,178,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (2)
12	TYPE OF REPORTING PERSON* In - Individual

(1)
Includes 2,321,428 shares of common stock held by GRQ Consultants, Inc. 401(K) FBO Renee Honig of which the reporting person’s wife is the beneficiary and the reporting person is the trustee.  This Schedule 13G Amendment is being filed to amend this footnote and rows 6 and 8 of the table in the Schedule 13G filed on June 4, 2010.  The reporting person has sole dispositive power of the shares held by GRQ Consultants, Inc. 401(K) FBO Renee Honig and is therefore deemed to be the beneficial owner.

(2)	Based on 57,789,614 shares outstanding.

CUSIP No. 171077100	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: ChromaDex Corporation
(b)	Address of Issuer’s Principal Executive Offices: 10005 Muirlands Blvd Suite G, Irvine, California 92618

Item 2.

(a)	Name of Person Filing: Barry Honig
(b)	Address of Principal Business Office: 595 S. Federal Highway, #600, Boca Raton, Florida 33432
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 171077100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 171077100	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2010

/s/ Barry Honig
Barry Honig